UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 24, 2017 (March 23, 2017)
TECOGEN INC.
(Exact Name of Registrant as Specified in Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

333-178697	04-3536131
(Commission File Number)	(IRS Employer Identification No.)

45 First Avenue
Waltham, Massachusetts	02451
(Address of Principal Executive Offices)	(Zip Code)

(781) 622-1120
(Registrant's telephone number, including area code)

_______________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement
Merger Agreement Amendment
On March 23, 2017, Tecogen Inc. (the "Company") entered into Amendment Number One ("Amendment No. 1") of the Agreement and Plan of Merger, dated on November 1, 2016 (the "Merger Agreement"), by and among American DG Energy Inc., a Delaware Corporation ("ADGE") and Tecogen.ADGE Acquisition Corp., a Delaware Corporation that is a wholly owned subsidiary of the Company ("Merger Sub"). The purpose of Amendment No 1. was to make administrative clarifications to the Merger Agreement.
Pursuant to Amendment No. 1, article two of the Merger Agreement was amended to add a new section, section 2.7 to more accurately describe how outstanding warrants of ADGE will be treated in the merger. The parties agreed that all outstanding ADGE warrants at the time of the merger will become effective, and will be exercisable for 0.092 shares of the Company's common stock.
Amendment No 1., also amended the definitions of ADGE Stockholder Approval and Tecogen Stockholder Approval to be more specific. ADGE Stockholder Approval now means the affirmative vote of the holders of a majority of the issued and outstanding shares of ADGE common stock that is entitled to vote at the ADGE stockholder meeting that vote in favor of the adoption of the Merger Agreement. Tecogen Stockholder Approval means the affirmative vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented by proxy at the meeting that vote in favor of approval of the issuance of the shares of Tecogen common stock pursuant to the Merger Agreement.
Lastly, Amendment No 1. amended section 6.1 of the Merger Agreement by deleting that section and replacing it with a new section 6.1 The new section 6.1 states that ADGE Stockholder Approval and Tecogen Stockholder Approval will have to be duly obtained to effectuate the merger.
The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Amendment No.1 and the Merger Agreement which are filed as Exhibit 2.2 and 2.3 to this Current Report on Form 8-K and which is incorporated herein by reference.
Information Regarding Certain Relationships and Related Transactions
ADGE and the Company are affiliated companies by virtue of common leadership. Charlie Maxwell, the Chairman of the board of directors of ADGE, is also a member of the board of directors of the Company. John Hatsopoulos, a member of the board of directors and co-CEO of ADGE, is also a member of the board of directors and co-CEO of the Company. Benjamin Locke is co-CEO of ADGE and co-CEO of the Company. Robert Panora is director of operations of ADGE and President and Chief Operating Officer of the Company.
The Company pays certain operating expenses, including benefits and payroll, on behalf of ADGE and ADGE leases office space from the Company. These costs are reimbursed by ADGE. The Company is also the primary supplier of equipment to ADGE.
For further information about the Company's relationships and transactions with ADGE. and other related person transactions, please see each company’s Annual Report on Form 10-K for the year ended December 31, 2016, the Companies' definitive Proxy Statement for the Annual Meeting of Stockholders held in June 2016, and any of the Companies' SEC filings filed since the Proxy Statement. The Company’s filings with the SEC, including the Annual Report, the Proxy Statement and the Quarterly Report, are available at the SEC’s website at www.sec.gov. Copies of certain of the Company’s agreements with these related parties are publicly available as exhibits to the Company’s public filings with the SEC and accessible at the SEC’s website.
Additional Information about the Merger and Where to Find It
In connection with the Merger, American DG and Tecogen intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement. Investors and security holders of American DG and Tecogen are urged to read these materials when they become available because they will contain important information about American DG, Tecogen, and the Merger. The proxy statement / prospectus / information statement and other relevant materials (when they become available ), and any other documents filed by either company with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. Investors and security holders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.
Tecogen's directors and executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the Special Meeting. Additional information regarding the interests of such potential participants will be included or incorporated by reference in the definitive proxy statement/prospectus (when available).

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The registrant hereby files the following exhibits

Exhibit No.	Description of Exhibit
2.2	Form of Merger Agreement incorporated by reference from the registrants Form 8-K filed with the SEC on November 2, 2016.
2.3	Form of Amendment No. 1 to Merger Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 24, 2017	Tecogen Inc.
By: /s/ David A. Garrison
David A. Garrison, Chief Financial Officer